UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 15, 2009

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b), (e)   On June 15, 2009, the Company and Russell M. Flaum, an Executive Vice President of the Company, signed a Severance, Release, and Proprietary Interests Protection Agreement (the "Agreement") in connection with Mr. Flaum's retirement, effective on July 1, 2009, under the Company's Voluntary Enhanced Severance Program. The Voluntary Enhanced Severance Program was offered to all employees on the corporate payroll who are at least 55 years old with 10 years of service. The Voluntary Enhanced Severance Program, incorporated into the Agreement, provides for the following:

- Separation pay of $384,336, representing 1.5 weeks of separation pay for each year of service instead of 1 week for each year of service;
- Options granted to Mr. Flaum in 2006 through 2009 that would have vested in February 2010 will vest as of July 1, 2009 and will be exercisable through May 31, 2010;
- If the performance criteria applicable to the Qualified Restricted Stock Units granted to Mr. Flaum in 2009 are met, then 25% of his QRSUs will vest rather than be forfeited. Determination of whether the criteria are met will be made in February 2010;
- Outplacement services selected by the Company will be made available to Mr. Flaum at no cost to him; and
- Benefits pursuant to the Company's normal practices and benefits plans, as defined by the relevant plan documents, including unused and accrued vacation pay and pro-rated bonus payments for 2009, determined in 2010, based on 2009 year-end results and Mr. Flaum's accomplishments through July 1, 2009.

In addition to the benefits provided under the terms of the Voluntary Enhanced Severance Program, the Agreement provides the following additional benefits to Mr. Flaum:

- $600,000 payable in three equal installments on December 31, 2009, July 2, 2010 and December 31, 2010, in consideration of Mr. Flaum's agreement to refrain from competition against the Company and from soliciting Company employees from employment with the Company for a period of 18 months and to refrain from disclosing or utilizing any confidential information of the Company, and $10,000 of which is in consideration of Mr. Flaum's release of any and all claims that he may have against the Company;
- Mr. Flaum will receive ownership of his laptop computer and mobile phone and Blackberry as well as two months of network service costs pertaining thereto; and
- Up to $3,000 as reimbursement for Mr. Flaum's legal fees in connection with finalizing the Agreement.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits

Exhibit Number	Exhibit Description
10	Severance, Release, and Proprietary Interests Protection Agreement between Russell M. Flaum and Illinois Tool Works Inc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>June 19, 2009</u>   By: <u>/s/ James H. Wooten, Jr.</u>
                                        James H. Wooten, Jr.
                                        Senior Vice President, General Counsel & Corporate Secretary